Morari, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet
Morari Inc
As of December 31, 2025

Distribution account	January 2025	February 2025	March 2025	April 2025	May 2025	June 2025	July 2025	August 2025	September 2025	October 2025	November 2025	December 2025
Assets												
Current Assets												
Bank Accounts												
Bell Bank Checking	312.98	24,736.27	3,980.53	758.72	3,187.28	541.96	1,506.82	5,814.27	2,577.28	2,434.72	2,874.33	3,297.92
Bell Bank MMA	48,305.53	664.05	1.20	3,863.62	28,947.58	6,975.62	19,982.15	20,045.79	15,020.55	15,055.18	8,074.83	7,082.58
MMA Account 5091	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15
Total for Bank Accounts	**48,618.66**	**25,400.47**	**3,981.88**	**4,622.49**	**32,135.01**	**7,517.73**	**21,489.12**	**25,860.21**	**17,597.98**	**17,490.05**	**10,949.31**	**10,380.65**
Other Current Assets												
Inventory Asset				13,714.27	15,268.81	12,136.83	14,851.14	10,612.59	18,706.34	90,636.02	92,209.45	60,531.25
Shopify Holding				0.00	732.35	256.85	359.25	224.25	(299.00)		0.00	0.00
Shopline Holding											3,267.76	2,479.54
Total for Other Current Assets				**13,714.27**	**15,268.81**	**12,869.18**	**15,107.99**	**10,971.84**	**18,930.59**	**90,337.02**	**95,477.21**	**63,010.79**
Total for Current Assets	**48,618.66**	**25,400.47**	**3,981.88**	**18,336.76**	**47,403.82**	**20,386.91**	**36,597.11**	**36,832.05**	**36,528.57**	**107,827.07**	**106,426.52**	**73,391.44**
Other Assets												
Intangible Asset	70,948.17	70,948.17	70,948.17	70,948.17	70,948.17	70,948.17	70,948.17	70,948.17	70,948.17	70,948.17	70,948.17	70,948.17
Total for Other Assets	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**	**70,948.17**
Total for Assets	**119,566.83**	**96,348.64**	**74,930.05**	**89,284.93**	**118,351.99**	**91,335.08**	**107,545.28**	**107,780.22**	**107,476.74**	**178,775.24**	**177,374.69**	**144,339.61**
Liabilities and Equity												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable (A/P)	33,517.81	41,011.62	42,389.51	53,301.13	48,777.90	33,154.47	37,921.43	38,572.68	14,543.04	93,576.57	94,477.12	104,892.23
Total for Accounts Payable	**33,517.81**	**41,011.62**	**42,389.51**	**53,301.13**	**48,777.90**	**33,154.47**	**37,921.43**	**38,572.68**	**14,543.04**	**93,576.57**	**94,477.12**	**104,892.23**
Credit Cards												
AMEX CC (1004)	346.59	292.19	322.64	2,761.51	1,402.86	1,351.63	4,319.12	7,047.26	9,000.24	15,047.36	16,566.18	17,819.73
Bell Bank Visa CC	7,618.64	7,684.55	9,941.26	10,859.13	10,642.56	10,535.56	10,626.63	10,544.09	10,439.75	10,231.42	10,128.42	10,026.42
Total for Credit Cards	**7,965.23**	**7,976.74**	**10,263.90**	**13,620.64**	**12,045.42**	**11,887.19**	**14,945.75**	**17,591.35**	**19,439.99**	**25,278.78**	**26,694.60**	**27,846.15**
Other Current Liabilities												
Accrued Interest	10,377.42	11,039.95	11,702.48	12,514.34	13,326.20	14,138.06	14,949.92	15,761.78	16,573.64	17,552.17	18,530.70	19,509.23
Founder Bennett Loan				22,400.00	22,400.00	22,400.00	22,400.00	22,400.00	22,400.00	22,400.00	22,400.00	22,400.00
J Bennett Loan	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	100,000.00	125,000.00	125,000.00	125,000.00	125,000.00
Sales Tax Payable					237.71	309.86	407.43	466.57	519.55	585.73	639.48	654.91
Total for Other Current Liabilities	**110,377.42**	**111,039.95**	**111,702.48**	**134,914.34**	**135,963.91**	**136,847.92**	**137,757.35**	**138,628.35**	**164,493.19**	**165,537.90**	**166,570.18**	**167,564.14**
Total for Current Liabilities	**151,860.46**	**160,028.31**	**164,355.89**	**201,836.11**	**196,787.23**	**181,889.58**	**190,624.53**	**194,792.38**	**198,476.22**	**284,393.25**	**287,741.90**	**300,302.52**
Long-term Liabilities												
MN Growth Loan	141,600.00	141,600.00	141,600.00	141,600.00	141,600.00	141,600.00	141,600.00	141,600.00	141,600.00	141,600.00	141,600.00	141,600.00
Total for Long-term Liabilities	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**	**141,600.00**
Total for Liabilities	**293,460.46**	**301,628.31**	**305,955.89**	**343,436.11**	**338,387.23**	**323,489.58**	**332,224.53**	**336,392.38**	**340,076.22**	**425,993.25**	**429,341.90**	**441,902.52**
Equity												
Additional Paid-In Capital	3,088,543.39	3,088,543.39	3,088,543.39	3,088,543.39	3,175,249.27	3,175,249.27	3,183,249.20	3,183,249.20	3,183,249.20	3,183,249.20	3,183,249.20	3,183,249.20
Series Seed- 4 Preferred Stock	7.35	7.35	7.35	7.35	8.20	8.20	8.27	8.27	8.27	8.27	8.27	8.27
Common Stock	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00	50.00
Series Seed-1 Preferred Stock	6.00	6.00	6.00	6.00	6.00	6.00	6.00	6.00	6.00	6.00	6.00	6.00
Series Seed-2 Preferred Stock	10.87	10.87	10.87	10.87	10.87	10.87	10.87	10.87	10.87	10.87	10.87	10.87
Series Seed-3a Preferred Stock	1.77	1.77	1.77	1.77	1.77	1.77	1.77	1.77	1.77	1.77	1.77	1.77
Series Seed-3b Preferred Stock	4.58	4.58	4.58	4.58	4.58	4.58	4.58	4.58	4.58	4.58	4.58	4.58
Retained Earnings	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)	(3,229,845.20)
Net Income	(32,672.39)	(64,058.43)	(89,804.60)	(112,929.94)	(165,520.73)	(177,639.99)	(178,164.74)	(182,097.65)	(186,084.97)	(200,703.50)	(205,452.70)	(251,048.40)
Total for Equity	**(173,893.63)**	**(205,279.67)**	**(231,025.84)**	**(254,151.18)**	**(220,035.24)**	**(232,154.50)**	**(224,679.25)**	**(228,612.16)**	**(232,599.48)**	**(247,218.01)**	**(251,967.21)**	**(297,562.91)**
Total for Liabilities and Equity	**119,566.83**	**96,348.64**	**74,930.05**	**89,284.93**	**118,351.99**	**91,335.08**	**107,545.28**	**107,780.22**	**107,476.74**	**178,775.24**	**177,374.69**	**144,339.61**

Morari Inc
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
Bell Bank Checking	1,382.57
Bell Bank MMA	150,552.72
MMA Account 5091	0.15
Total Bank Accounts	**151,935.44**
Total Current Assets	**151,935.44**
Other Assets	
Intangible Asset	70,948.17
Total Other Assets	**70,948.17**
TOTAL ASSETS	**222,883.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	105,269.14
Total Accounts Payable	**105,269.14**
Credit Cards	
AMEX CC (1004)	1,218.68
Visa CC (3582)	6,302.14
Total Credit Cards	**7,520.82**
Other Current Liabilities	
Accrued Interest	9,714.89
J Bennett Loan	100,000.00
Total Other Current Liabilities	**109,714.89**
Total Current Liabilities	**222,504.85**
Long-Term Liabilities	
MN Growth Loan	141,600.00
Total Long-Term Liabilities	**141,600.00**
Total Liabilities	**364,104.85**
Equity	
Additional Paid-In Capital	3,088,543.39
Common Stock	50.00
Retained Earnings	(2,606,485.66)
Series Seed- 4 Preferred Stock	7.35
Series Seed-1 Preferred Stock	6.00
Series Seed-2 Preferred Stock	10.87
Series Seed-3a Preferred Stock	1.77

Series Seed-3b Preferred Stock	4.58
Net Income	(623,359.54)
Total Equity	**(141,221.24)**
TOTAL LIABILITIES AND EQUITY	**222,883.61**

Wednesday, Jan 22, 2025 12:27:51 PM GMT-8 - Accrual Basis

Profit and Loss
Morari Inc
January-December, 2025

Distribution account	January 2025	February 2025	March 2025	April 2025	May 2025	June 2025	July 2025	August 2025	September 2025	October 2025	November 2025	December 2025	Total
Income													
Discounts					(10,678.00)	(999.00)	(1,227.30)	(2,766.60)	(1,764.66)	(874.78)	(1,720.12)	(1,074.53)	(21,104.99)
Returns					(0.50)	(324.50)	(446.86)	(299.00)	(299.00)	0.00	(75.72)	(474.22)	(1,919.80)
Sales of Product Income					25,914.96	7,813.98	10,525.96	11,027.37	8,821.95	5,143.96	8,136.04	6,475.17	83,859.39
Total for Income					15,236.46	6,490.48	8,851.80	7,961.77	6,758.29	4,269.18	6,340.20	4,926.42	60,834.60
Cost of Goods Sold													
Cost of Goods Sold					11,113.26	3,131.98	4,251.32	4,238.55	4,056.25	2,238.68	1,006.32	2,942.34	32,978.70
Freight In												8,240.03	8,240.03
Freight Out					558.99	56.97	307.83	191.77	97.12	161.82	87.04	194.52	1,656.06
Labor Costs												1,749.56	1,749.56
Materials												12,667.80	12,667.80
Shipping Tax												6,078.47	6,078.47
Shopify Fees					494.78	227.39	346.44	308.95	604.55	218.24	435.53	50.69	2,686.57
Shopline Fees											55.04	444.04	499.08
Total for Cost of Goods Sold					12,167.03	3,416.34	4,905.59	4,739.27	4,757.92	2,618.74	1,583.93	32,367.45	66,556.27
Gross Profit					3,069.43	3,074.14	3,946.21	3,222.50	2,000.37	1,650.44	4,756.27	(27,441.03)	(5,721.67)
Expenses													
G&A Expenses													
Accounting & Tax Services	1,949.25	261.93	701.75	271.25	283.33	607.92	646.75	419.00	383.33	288.50	281.25	660.66	6,754.92
Advertising/Promotional	929.90	1,058.40	1,164.27	2,299.90	140.62	2,437.15	401.41	4,458.32	296.15	5,720.31	924.48	1,551.98	21,382.89
Bank Charges & Fees	29.90	25.00	35.76	67.21	31.93	84.95	(130.39)	43.96	25.89	26.98	17.97	19.95	279.11
Consulting	1,500.00	2,025.00				1,150.00							4,675.00
Fundraising		3,150.00								200.00			3,350.00
IT (Phone/Internet/Computers)	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	144.95	1,244.95
Office Supplies	256.29	122.79	95.90	97.27	346.75	172.98	482.59	95.90	135.89	147.70	164.08	565.27	2,683.41
Total for G&A Expenses	4,765.34	6,743.12	2,097.68	2,835.63	902.63	4,553.00	1,500.36	5,117.18	1,141.26	6,283.49	1,487.78	2,942.81	40,370.28
Insurance	408.00												408.00
Interest Expense	780.53	780.53	780.53	929.86	929.86	929.86	964.10	1,005.61	1,048.81	1,234.86	1,314.04	1,321.66	12,020.25
Legal & Intellectual Property Expenses					45,000.00	8,220.73	3,182.50	845.00	3,723.75	8,683.75	6,635.80	13,627.50	89,919.03
Meals & Entertainment			73.85			209.14		48.97	0.92			75.95	408.83
Officer Wages	6,202.91	6,202.91	6,202.91	6,202.91	6,202.91	0.00							31,014.55
Payroll Fees	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	50.00	50.00	50.00	50.00	1,000.00
Payroll Tax Expenses	2,525.61	2,483.61	2,483.61	2,078.11	2,309.28	1,183.70	(1,183.70)						11,880.22
QBO Fees	57.96	35.00	35.00	35.00	35.00	35.00	35.00	37.50	37.50	37.50	37.50	37.50	455.46
Regulatory Expenditures	605.00	4,000.00	1,271.99										5,876.99
Research & Development	17,484.85	11,122.39	12,701.75	10,966.25	274.50								52,549.74
Taxes & Licenses												107.00	107.00
Travel		2.00				0.01	0.00	64.79	6.00	24.00			96.80
Total for Expenses	32,930.20	31,469.56	25,747.32	23,147.76	55,754.18	15,231.44	4,598.26	7,219.05	6,008.24	16,313.60	9,525.12	18,162.42	246,107.15
Net Operating Income	(32,930.20)	(31,469.56)	(25,747.32)	(23,147.76)	(52,684.75)	(12,157.30)	(652.05)	(3,996.55)	(4,007.87)	(14,663.16)	(4,768.85)	(45,603.45)	(251,828.82)
Other Income													
Interest/Cashback	257.81	83.52	1.15	22.42	93.96	38.04	127.30	63.64	20.55	44.63	19.65	7.75	780.42
Total for Other Income	257.81	83.52	1.15	22.42	93.96	38.04	127.30	63.64	20.55	44.63	19.65	7.75	780.42
Net Other Income	257.81	83.52	1.15	22.42	93.96	38.04	127.30	63.64	20.55	44.63	19.65	7.75	780.42
Net Income	(32,672.39)	(31,386.04)	(25,746.17)	(23,125.34)	(52,590.79)	(12,119.26)	(524.75)	(3,932.91)	(3,987.32)	(14,618.53)	(4,749.20)	(45,595.70)	(251,048.40)

Morari Inc
Profit and Loss
January - December 2024

	Total
Income	
Total Income	
Gross Profit	**$ 0.00**
Expenses	
General Administrative Expenses	
Accounting & Tax Services	8,532.20
Advertising/Promotional	24,735.55
Bank Charges & Fees	1,459.35
Consulting	27,802.50
Fundraising	2,384.00
IT (Phone/Internet/Computers)	1,200.00
Office Supplies	1,423.44
Total General Administrative Expenses	**67,537.04**
Insurance	408.00
Interest Paid	9,248.36
Legal & Intellectual Property Expenses	20,380.75
Meals & Entertainment	248.18
Officer Wages	90,000.00
Payroll Fees	1,200.00
Payroll Tax Expenses	10,358.56
QBO Fees	424.98
Regulatory Expenditures	30,652.49
Research & Development	407,059.49
Taxes & Licenses	455.00
Travel	401.27
Total Expenses	**638,374.12**
Net Operating Income	**(638,374.12)**
Other Income	
Interest/Cashback	15,014.58
Total Other Income	**15,014.58**
Net Other Income	**15,014.58**
Net Income	**(623,359.54)**

Wednesday, Jan 22, 2025 12:26:51 PM GMT-8 - Accrual Basis

Statement of Cash Flows
Morari Inc
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	(251,048.40)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	(376.91)
Accrued Interest	9,794.34
AMEX CC (1004)	16,601.05
Bell Bank Visa CC	3,724.28
Founder Bennett Loan	22,400.00
Inventory Asset	(60,531.25)
J Bennett Loan	25,000.00
Sales Tax Payable	654.91
Shopline Holding	(2,479.54)
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**14,786.88**
Net cash provided by operating activities	**(236,261.52)**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
Additional Paid-In Capital	94,705.81
Series Seed- 4 Preferred Stock	0.92
Net cash provided by financing activities	**94,706.73**
NET CASH INCREASE FOR PERIOD	**(141,554.79)**
Cash at beginning of period	**151,935.44**
CASH AT END OF PERIOD	**10,380.65**

Thursday, February 12, 2026 08:26 PM GMTZ

Morari Inc
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	(623,359.54)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	(134,322.60)
AMEX 51008	1.47
AMEX CC (1004)	499.04
Visa CC (3582)	6,302.14
Accrued Interest	7,950.36
Shares To Be Issued	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(119,569.59)
Net cash provided by operating activities	(742,929.13)
FINANCING ACTIVITIES	
MN Growth Loan	141,600.00
Additional Paid-In Capital	99,999.09
Series Seed- 4 Preferred Stock	0.91
Net cash provided by financing activities	241,600.00
Net cash increase for period	(501,329.13)
Cash at beginning of period	653,264.57
Cash at end of period	151,935.44

Thursday, Jan 23, 2025 06:38:21 AM GMT-8

<p style="text-align:center">Morari, Inc.
Statement of Changes in Equity</p>

Accounts	2025	2024
Opening Balance	(141,221.24)	482,138.30
Net Income (Loss)	(251,048.40)	(623,359.54)
Issuance of Stock (APIC)	94,705.81	99,999.09
Issuance of Preferred Stock	0.92	0.91
Closing Balance	**(297,562.91)**	**(141,221.24)**

Morari, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Morari, Inc. (the "Company") is a corporation organized on May 14, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.